FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 13, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

  Name of company

  Signet Group plc

  2) Name of director

  See below

  3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  See below

  4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  See below

  5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

  See below

  6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

  See below

  7) Number of shares/amount of
  stock acquired

  See below

  8) Percentage of issued class

  N/A

  9) Number of shares/amount
  of stock disposed

  N/A

  10) Percentage of issued class

  N/A

  11) Class of security

  See below

  12) Price per share

  See below

  13) Date of transaction

  See below

  14) Date company informed

  See below

  15) Total holding following this notification

  See below

  16) Total percentage holding of issued class following this notification

  N/A

  If a director has been granted options by the company please complete the following boxes

  17) Date of grant

  -

  18) Period during which or date on which exercisable

  -

  19) Total amount paid (if any) for grant of the option

  -

  20) Description of shares or debentures involved: class, number

  -

  21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

  -

  22) Total number of shares or debentures over which options held following this notification

  -

  23) Any additional information

  -

  24) Name of contact and telephone number for queries

  Anne Keates 0870 90 90 301

  25) Name and signature of authorised company official responsible for making this notification

  Date of Notification...13 January 2003.......

Signet Group plc
 Notification of Interest of Directors and Connected Persons

Signet Group plc announces that, on 10 January 2003, 1,374,989 Ordinary Shares of 0.5p each in the Company were allotted and issued to Signet Group QUEST Limited, as trustee of the Signet Group Qualifying Employee Share Ownership Trust ("the QUEST"), at a subscription price of 82.5p per share pursuant to the Company's Savings Related Share Option Scheme.

W G Boyd and J McAdam, Directors of the Company, are, in common with all other UK employees of the Group with more than six months' service, deemed under the Companies Act 1985 and by virtue of the trusts of the QUEST to have an interest in all of such Ordinary Shares and in the 17,272 Ordinary Shares already held by the trustee under the QUEST, although none of them have been granted any specific interest in such shares.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   January 13, 2003